July 24, 2013

United States Securities and Exchange Commission
Mr. Gary Todd
Accounting Reviewer
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:	Comment letter dated July 16, 2013
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-11083

Dear Mr. Todd:

This letter is in response to your letter dated July 16, 2013 regarding the above subject matter. For ease of reference, we have reproduced the Staff's comments in italicized font below, with our responses following the Staff's comments. When used in this response letter, “Form 10-K” refers to our Annual Report on Form 10-K for the year ended December 31, 2012.

Form 10-K for the Fiscal Year ended December 31, 2012

Item 8. Financial Statements

Note D. Goodwill and Other Intangible Assets, page 90

Intangible Asset Impairment charges, page 94

1.
We refer to your response to comment 1 in your letter dated July 3, 2013. In light of the significance of the CRM amortizing intangible assets and your disclosure that those assets are at higher risk of impairment, in future filings please provide expanded critical accounting policy disclosure in MD&A to describe the substance of your impairment evaluation, as set forth in your response. For instance, please describe the key assumptions that are drivers of your analysis, such as, how you group assets for purposes of measuring cash flows, the basis for the estimated life of those cash flows and the rationale for future expectations that differ from recent historical experience.

We respectfully acknowledge the Staff's comment and in response, will expand our disclosure in MD&A of our Form 10-Q for the period ending June 30, 2013, and future filings, to include key assumptions that are drivers of our CRM amortizing intangible assets recoverability analysis.

In connection with our responses set forth above, we acknowledge the following:

•We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	We may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the Staff finds our responses to be reasonable and responsive to the Staff's comments. The Staff should not hesitate to contact me directly at (508) 652-5297 with any questions that it may have.

Sincerely,

/s/ Jeffrey D. Capello
Jeffrey D. Capello
Executive Vice President and Chief Financial Officer